UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: June 2025

Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.

(Exact Name of registrant as specified in its charter)

38 Beach Road #23-11

South Beach Tower

Singapore 189767

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Introductory Note

Appointment and Resignation of Directors

David Li and Kris Sennesael, each an independent non-executive director on the Board of Directors (the “Board”) of Maxeon Solar Technologies, Ltd (the “Company”), have both resigned from the Board and as a member or chairman, as the case may be, of the Audit Committee, the Compensation Committee, the Strategy and Transformation Committee and the Nominating and Corporate Governance Committee, with effect from June 1, 2025.

On May 29, 2025, the Board appointed Dr Teo Tong Kooi to serve as a member of the Board and as a member of the Audit Committee, the Compensation Committee, the Strategy and Transformation Committee and the Nominating and Corporate Governance Committee, with effect from June 1, 2025.

Dr. Teo Tong Kooi serves as an independent non-executive director on Maxeon’s Board of Directors and is a member of its Audit Committee, Compensation Committee, Strategy and Transformation Committee, and Nominating and Corporate Governance Committee. Dr. Teo currently is an independent director of China Automotive Systems Inc. (NASDAQ: CAAS), and UOB KayHian Securities (M) Sdn Bhd. He has served as an independent non-executive director of Bank of America Malaysia. In the private equity sector, he was an Investment Committee Member of Isola Capital Ltd. in Hong Kong. Earlier in his career, he served as a Committee Member for SMEs on the Debt Restructuring Committee of Bank Negara Malaysia. Dr. Teo has held multiple senior leadership roles across Asia, including as Chief Executive Officer of DPS Advisory Company Ltd. in China, Group Managing Director of Guocoland China Ltd., and Chief Executive Officer of WCT Holdings Bhd for its China and Vietnam operations. He was also Chief Executive Officer of Hong Leong Asia Ltd. (SGX-listed), and Group Managing Director of Tasek Corporation Bhd (Bursa Malaysia-listed). His earlier banking experience includes roles at Hong Leong Bank Malaysia, Deutsche Bank Malaysia, and United Malayan Banking Corporation. Dr. Teo holds a Doctorate in Professional Studies in Management from New York’s Fordham University in collaboration with Peking University, a Master of Business Administration from Golden Gate University in San Francisco, and a Bachelor of Science in Marketing Management from the same institution.

Changes to the Board of Directors

In accordance with Section 2(b) of the Amended and Restated Shareholders Agreement dated August 30, 2024 (“A&R SHA”), and upon receiving a Letter of Notification on June 4, 2025 from Zhonghuan Singapore Investment and Development Pte. Ltd., Maxeon’s majority shareholder (“TZE”), exercising its rights under Section 2(b) of the A&R SHA, the Board shall now consist of nine directors, which shall comprise the Chief Executive Officer of the Company, three independent directors, and five designees of TZE, and has no vacancies. Pursuant to Section 2(h) of the A&R SHA, each committee of the Board shall also include a number of designees of the Shareholder such that these designees constitute a majority of such committee, except (A) the Audit Committee which is comprised only of independent directors and (B) in case of the Nominating And Corporate Governance Committee, there will be one designee of TZE who will serve as the chairman of such committee.

Incorporation by Reference

The information contained in this report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-248564), Form F-3 (File No. 333-265253), Form F-3 (File No. 333-268309), Form S-8 (File No. 333-277501), Form S-8 (File No. 333-241709) and Form S-8 (File No. 333-283187), each filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD.
(Registrant)

June 6, 2025	By:	/s/ Dmitri Hu
Dmitri Hu
Chief Financial Officer

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